UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Millicom International Cellular S.A.
(Name of Issuer)

Common Shares, par value $1.50 each
(including in the form of Swedish Depositary Shares, each representing one Common Share)
(Title of Class of Securities)

L6388F 10 2
(CUSIP Number)

     Mikael Larsson
Investment AB Kinnevik
Skeppsbron 18
Box 2094
S-103 13 Stockholm, Sweden
011-46-8-562-000-00

     Copies to:
Ashar Qureshi, Esq.
Cleary, Gottlieb, Steen & Hamilton
City Place House
55 Basinghall St.
London EC2V 5EH
England
+44 207 614 2200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 7, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

SCHEDULE 13D

CUSIP No.	L6388F 10 2	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Investment AB Kinnevik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES	7	SOLE VOTING POWER 36,759,475 Common Shares
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 36,759,475 Common Shares
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,759,475 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.2% of the Common Shares
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

Item 1. Source and Amount of Funds or Other Consideration.

     Investment AB Kinnevik (“Kinnevik”) hereby amends and supplements its Report on Schedule 13D, originally filed on November 3, 2004 (the “Schedule 13D”), with respect to the common shares, par value $1.50 each (the “Common Shares”), of Millicom International Cellular S.A. (“Millicom”). Unless otherwise indicated or the context otherwise requires, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D, and references herein to the Common Shares shall include the Swedish Depositary Receipts, each representing one Common Share. This Amendment No. 1 to the Schedule 13D is being filed by Kinnevik in accordance with Rule 13d-2 under the Securities Exchange Act of 1934, as amended. It refers only to information that has materially changed since the filing of the Schedule 13D and is being filed in connection with the further acquisition of Common Shares by Kinnevik.

Item 2. Source and Amount of Funds or Other Consideration.

     Item 2 of the Schedule 13D is hereby amended as follows:

     Kinnevik holds the Common Shares through its wholly owned subsidiary, Millcellvik AB, an intermediate holding company with a principal business and office address of Skeppsbron 18, Box 2094, S-10313 Stockholm, Sweden.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is supplemented as follows:

     Since November 3, 2004, Kinnevik has acquired the Common Shares as specified in Item 5. The investments in the Common Shares were financed from Kinnevik’s working capital.

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is supplemented as follows:

     The Common Shares acquired by Kinnevik since November 3, 2004 were purchased for investment purposes.

Item 5. Interest in Securities of the Issuer.

     The first table and subsequent paragraph of Item 5(a) of the Schedule 13D are amended and restated as follows:

     (a)   As of the date hereof, the following persons or entities owned Common Shares:

38,511,026

Name of Person or Entity	Number of Common Shares	Percentage of Common Shares
Kinnevik(1)	36,759,475	37.2%
The 1980 Stenbeck Trust(2)	1,751,551	1.8%
The 1985 Stenbeck Trust(2)	0	0.0%
Total	38,511,026	39.0%

(1)	Kinnevik holds the Common Shares through its wholly owned subsidiary, Millcevik AB. See Item 1 above.
(2)	The 1980 Stenbeck Trust is an irrevocable trust that was created under the laws of the State of New York exclusively for the benefit of the wife and children of Mr. Jan H. Stenbeck. The 1985 Stenbeck Trust is an irrevocable trust that was created under the laws of the State of New York exclusively for the benefit of the children of Mr. Jan H. Stenbeck. The sole and exclusive voting control of the Common Stock held by the 1980 Stenbeck Trust was and the 1985 Stenbeck Trust is vested in the trustees of the trusts. The trustees of the 1980 Stenbeck Trust are Leonard Gubar, Henry Guy and David Marcus. The trustees of the 1985 Stenbeck Trust are Leonard Gubar and Henry Guy. The trustees have disclaimed beneficial ownership of the shares owned by the 1980 Stenbeck Trust and the 1985 Stenbeck Trust.

     As of June 17, 2005, a number of the directors and executive officers of Kinnevik held Common Shares and options to acquire Common Shares (each of which covers one Common Share and is exercisable from 2005 through 2008). The directors and executive officers in Kinnevik held in aggregate 31,850 Common Shares and options convertible into 242,800 Common Shares.

     Item 5(a) of the Schedule 13D is supplemented as follows:

     Since November 3, 2004, Kinnevik, through Millcellvik AB, has acquired (i) 4,050,000 Swedish Depositary Receipts on December 6, 2004 for SEK 635 million pursuant to an offering by Millicom of its Common Shares, (ii) $35 million 4% Convertible Bonds due 2010 issued by Millicom on January 7, 2005, which became convertible 41 days following their issuance for 1,004,016 Common Shares, but which bonds Kinnevik sold on May 26, 2005, and (iii) 1,616,940 Common Shares acquired in open market transactions between May 20, 2005 and June 16, 2005 at an average purchase price of US$ 18.31 per share and for an aggregate cost of $29,607,447.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2005

INVESTMENT AB KINNEVIK

By:	/s/ Vigo Carlund
Name: Vigo Carlund
Title: President and Chief Executive Officer

By:	/s/ Mikael Larsson
Name: Mikael Larsson
Title: Chief Financial Officer

SCHEDULE A

Schedule A of the Schedule 13D is amended and restated as follows:

INVESTMENT AB KINNEVIK

Name	Position in Invik	Current Employment

Board Members:
PEHR G GYLLENHAMMAR	Chairman of the Board	Mr. Gyllenhammar is Chairman of the Board of Directors of
Aviva plc(1) and Reuters Founders Share Company
Limited.(2) He is also the Vice Chairman of Rothschild
Europe.(3)

CRISTINA STENBECK	Vice Chairman of the Board	Ms. Stenbeck is Chairman of the Board of Directors of
Emesco AB,(4) Vice Chairman of Directors of Metro(5) and a
member of the Board of Directors of Millicom International
Cellular S.A.,(6) Modern Times Group MTG AB,(7) Tele2
AB(8) and Transcom WorldWide S.A.(9)

ERIK MITTEREGGER	Member of the Board	Mr. Mitteregger is a member of the Board of Directors of
Aspiro AB,(10) SignOn i Stockholm AB,(11) and Firefly
AB.(12)

EDVARD VON HORN	Member of the Board	Mr. von Horn is the Chairman of the Board of Directors of
Mellersta Sveriges Lantbruksaktiebolag.(13) He is also the a member of the Board of Directors of Korsnäs AB.(14)

WILHELM KLINGSPOR	Member of the Board	Mr. Klingspor is a member of the Board of Directors of
Korsnäs and Mellersta Sveriges Lantbruksaktiebolag.

STIG NORDIN	Member of the Board	Mr. Nordin is a member of the Board of Directors of
Emesco and Korsnäs.

Executive Officers:

VIGO CARLUND	Managing Director	Mr. Carlund is Chairman of the Board of Directors of Metro
and Transcom. Mr. Carlund is also a member of the Board
of Directors of Millicom, Modern Times Group MTG and
Tele2.

MIKAEL LARSSON	Chief Financial Officer	Mr. Larsson has been employed as Chief Financial Officer
by Kinnevik since 2001.

(1)	Aviva plc is a UK based insurance company providing life and pension insurance products. Its business address is St Helen's, 1 Undershaft, London EC3P 3DQ, United Kingdom.

(2)	Reuters Founders Share Company Limited is a private company registered in United Kingdom. It has a significant shareholding in Reuters Group plc. It can be contacted through Reuters Group plc, 85 Fleet Street, London EC4P AJ, United Kingdom.

(3)	Rothschild Europe is a division of N M Rothschild & Sons Limited, an international investment bank. Its business address is N M Rothschild & Sons Ltd, New Court, St. Swithin's Lane, London EC4P 4DU, United Kingdom.

(4)	The estate of Martha Stenbeck, the late Mr. Stenbeck’s deceased mother, was the previous owner of Emesco AB (formerly Afti). Following the distribution of her estate, the majority owner of Emesco has been a charitable, irrevocable trust established under the laws of Liechtenstein, Sapere Aude Trust reg. Emesco is a holding company with equity stakes in companies in the telecom, investment and media business. Cristina Stenbeck is Chairman of the Board of Directors of Emesco and Stig Nordin, a member of the Board of Directors of Kinnevik, is a member of the Board of Directors of Emesco. Its business address is Box 2094, 103 13 Stockholm, Sweden.

(5)	Metro International S.A. is a newspaper publishing company organized under the laws of Luxembourg. Its business address is 75 route de Longwy, L-8080 Bertrange, Luxembourg.

(6)	Millicom International Cellular S.A., a company organized under the laws of Luxembourg, is a holding company with equity stakes in companies in the telecom business. Its business address is B.P.23, L-8005 Bertrange, Luxembourg.

(7)	Modern Times Group MTG AB, a Swedish limited liability company, is a Scandinavian media business, engaged in television broadcasting, radio, publishing, electronic retailing and media services activities. Its principal business and office address is at Skeppsbron 18, Box 2094, S-103 13 Stockholm, Sweden.

(8)	Tele2 AB, a Swedish limited liability company, is a European telecommunications operator. Its principal business and office address is at Skeppsbron 18, Box 2094, S-103 13 Stockholm, S weden.

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(9)	Transcom is a Swedish provider of customer relations services, including technical support, order/complaint handling, telemarketing and appointment booking. Its business address is 75 Route de Longwy, L-8080 Bertrange, Luxembourg.

(10)	Aspiro AB is a Swedish limited liability company providing of mobile telephony related entertainment services in Scandinavia, Spain and the United Kingdom. Its business address is Box 118, 201 21 Malmö, Sweden.

(11)	SignOn i Stockholm AB is a Swedish limited liability company providing of internet-based forms and process descriptions supporting large- and medium-sized companies’ human resource departments. Its business address is Box 23141, 104 35 Stockholm, Sweden.

(12)	Firefly AB is a Swedish limited liability company that develops, manufactures and markets fire detection systems for professional users, mainly the board and lumber industries. Its business address is Box 92201, 12009 Stockholm, Sweden.

(13)	Mellersta Sveriges Lantbruksaktiebolag, a subsidiary of Kinnevik, is a farming company with estates in Sweden and Poland. Its business address is Ullevi Egendom, S-592 91 Vadstena, Sweden.

(14)	Korsnäs AB, a subsidiary of Kinnevik, is a paperboard and paper products and packaging company. Its business address is S-801 81 Gävle, Sweden.

     The directors and executive officers of Kinnevik can be contacted c/o Investment AB Kinnevik, Skeppsbron 18, Box 2094, S-103 13 Stockholm, Sweden. The directors of the Board are Swedish citizens, except Ms. Cristina Stenbeck who is a U.S. citizen.

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